
Harbor Funds

October 1, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Capital Advisors, Inc., pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a motion for a finding of relatedness of the complaint filed by Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant (Case No. 1:14-cv-00789), and the complaint filed by Ruth Tumpowsky against Harbor Capital Advisors, Inc. as the investment manager, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-07210).

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

/s/ Charles F. McCain

_____

Charles F. McCain, Esq.
Executive Vice President, General Counsel

Cc: David G. Van Hooser
        Anmarie S. Kolinski
        Erik D. Ojala, Esq.
        Harbor Capital Advisors, Inc.

**UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

TERRENCE ZEHRER, Derivatively on   )
Behalf of HARBOR INTERNATIONAL   )
FUND,   )
)
         Plaintiff,   )
)   No. 14 cv 789
       v.   )
)
HARBOR CAPITAL ADVISORS, INC.,   )   Judge Joan H. Lefkow
)
         Defendant,   )
    -and-   )
)
HARBOR INTERNATIONAL FUND,   )
)
         Nominal Defendant.   )

MOTION FOR A FINDING OF RELATEDNESS

Plaintiff, Ruth Tumpowsky, by her counsel, in *Tumpowsky v. Harbor Capital Advisors, Inc.,* 14 C 7210 *("Tumpowsky"),* requests that this Court make a finding pursuant to Local Rule 40.4, that her action is related to the above-captioned action which has been assigned to this Court, and in support, states:

1.   On February 4, 2014, Terrence Zehrer commenced this action (*"Zehrer"*). A copy of the *Zehrer* complaint is attached as Exhibit A.

2.   On September 19, 2014, Plaintiff, Ruth Tumpowsky, commenced *Tumpowsky,* which was assigned to Judge Gettleman. A copy of the *Tumpowsky* complaint is attached as Exhibit B.

3.   Both actions satisfy the definition of "Related" contained in LR4O.4(a)

5. Both *Zehrer* and *Tumpowsky* arise from the Defendant Harbor Capital Advisors, Inc.'s ("HCA") alleged breach of its fiduciary obligations in violation of the Investment Company Act, and both cases involve the same issues of fact. Coordination of *Tumpowsky* with the *Zehrer* will greatly facilitate resolution of the claims alleged in the actions. LR4O.4(a)(2 and 3).

LR4O.4(b) Requirements are Satisfied

6. Both actions are pending in this court. LR4O.4(b)(l).

7. Plaintiff Tumpowsky believes that judicial economy will be promoted by relating these actions so that there will not be a duplication of motion practice, discovery and other pre-trial proceedings and will avoid any possible inconsistent rulings on similar issues. LR4O.4(b)(2).

8. HCA's alleged misconduct underlying Plaintiffs' claims is substantially the same.

9. Even though the motion to dismiss in *Zehrer* has been fully briefed, this Court has not decided the motion and, therefore, *Zehrer* has not progressed to the point where designating these cases as related would likely delay the proceedings in this earlier filed action. Further, the handling and management of the actions by the same judge is likely to result in a substantial saving of judicial time and effort. LR4O.4(b)(3).

10. Both actions name the same primary Defendant.

11. Both *Zehrer* and *Tumpowsky* have requested trial by jury.

12. Since both actions arise from the same common core of Defendant's wrongful conduct, there are substantial pre-trial proceedings which can and should be coordinated and accomplished.

13. Accordingly, *Zehrer* and *Tumpowsky* are susceptible to disposition in a single

proceeding. LR4O.4(b)(4).

14. In addition, the actions can also be consolidated pursuant to FED.R.CIV.P. 42(a).

WHEREFORE, Plaintiff Ruth Tumpowsky requests this Court to make a finding pursuant to Local Rule 40.4 that the *Tumpowsky* action is related to the *Zehrer* action.

Dated: September 30, 2014   Respectfully submitted,

By: */s/ Marvin A. Miller*
Marvin A. Miller
MILLER LAW LLC
115 S. LaSalle Street
Suite 2910
Chicago, IL 60603
Tel: (312) 332-2400

Robin F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
Ana M. Cabassa-Torres
ZWERLING, SCHACHTER &
ZWERLING, LLP
41 Madison Avenue
New York, NY 10010
Tel: (212) 223-3900
Fax: (212) 371-5969

Robert L. Lakind
Arnold C. Lakind
SZAFERMAN, LAKIND,
BLUMSTEIN & BLADER, P.C.
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
Tel: (609) 275-0400
Fax: (609) 275-4511

Attorneys for Ruth Tumpowsky

CERTIFICATE OF SERVICE

I, Marvin A. Miller, one of the attorneys for plaintiff, hereby certify that on September 30, 2014,

service of the foregoing *Motion for a Finding of Relatedness* was accomplished pursuant to ECF as to

Filing Users and I shall comply with LR 5.5 as to any party who is not a Filing User or represented by a

Filing User.

/s/*Marvin A. Miller*
Marvin A. Miller

EXHIBIT A

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

TERRENCE ZEHRER, Derivatively on)
Behalf of HARBOR INTERNATIONAL)
FUND,)
)   Case No.
        Plaintiff,)
)
)
      v.)
)
HARBOR CAPITAL ADVISORS, INC.,)
)
        Defendant,)
)
    -and-) **DEMAND FOR JURY TRIAL**
)
HARBOR INTERNATIONAL FUND,)
)
        Nominal Defendant.)

VERIFIED COMPLAINT

NATURE OF THE ACTION

1.   This is a derivative action brought by plaintiff on behalf of Harbor International Fund, against defendant Harbor Capital Advisors, Inc. ("Harbor Capital"), pursuant to section 36(b) of the Investment Company Act of 1940 ("ICA"), as amended 15 U.S.C. §80a-35(b) ("Section 36(b)").

2.   Defendant Harbor Capital is Harbor International Fund's investment manager/adviser, for which it charges Harbor International Fund fees. These fees, however, are improper and excessive. To start, defendant Harbor Capital delegates almost all of its investment management duties to its sub-adviser Northern Cross, LLC ("Northern Cross"). Despite this fact, defendant Harbor Capital retains a substantial portion in fees that it charges Harbor International Fund. For example, in fiscal year 2012, Harbor International Fund paid defendant Harbor

Capital over *$225 million* in investment management fees. Of that sum, defendant Harbor Capital paid Northern Cross just under $125 million for sub-advisory services, retaining approximately *$100.5 million* for itself, despite doing minimal, if any, work.

3. Next, defendant Harbor Capital's fee schedule is not designed for Harbor International Fund and its security holders to take advantage of the savings arising from economies of scale. An accepted precept in the mutual fund industry is that it is not harder to manage a fund simply because it is bigger. Therefore, in order to prevent outsized fees, the percentage of assets under management that advisers charge as fees must decrease as the assets grow. Defendant Harbor Capital has not followed this rule. In fact, defendant Harbor Capital has charged the same fee rates to Harbor International Fund for nearly *eight years* despite Harbor International Fund's assets increasing 213% through additional investments during this same time period.

4. Pursuant to Section 36(b)(3), plaintiff seeks, on behalf of the Harbor International Fund, the damages resulting from the breaches of fiduciary duties by defendant Harbor Capital, including the amount of excessive compensation and payments received by defendant Harbor Capital and the rescission of the contracts that form the basis for the excessive and illegal fees.

JURISDICTION AND VENUE

5. This Court has subject matter jurisdiction pursuant to 15 U.S.C. §80a-43, 15 U.S.C. §80a-35(b)(5), and 28 U.S.C. §1331.

6. Venue is proper in this judicial district pursuant to 28 U.S.C. §1391 and 15 U.S.C. §80a-43 because Harbor International Fund's principal executive offices are located in this District and a substantial part of the events or omissions that give rise to plaintiff's claims occurred in this District.

PARTIES

Plaintiff

7.   Plaintiff Terrence Zehrer owns shares in Harbor International Fund.

Nominal Defendant

8.   Nominal Defendant Harbor International Fund is a fund organized under the Harbor Funds family of funds[1] with net assets of $48 billion as of October 31, 2013. Harbor International Fund is managed by defendant Harbor Capital and sub-advised by Northern Cross. Harbor International Fund invests primarily in common and preferred stocks of foreign companies, including those located in emerging market countries. Companies in Harbor International Fund's portfolio generally have market capitalizations in excess of $1 billion at the time of purchase. Harbor International Fund's principal executive offices are located at 111 South Wacker Drive, 34th Floor, Chicago, Illinois.

Defendant

9.   Defendant Harbor Capital is the investment adviser to Harbor International Fund pursuant to an Investment Advisory Agreement dated July 2013 (the "Advisory Agreement"). Under the Advisory Agreement, defendant Harbor Capital is responsible for overseeing the management of Harbor International Fund by Northern Cross. Defendant Harbor Capital is a Delaware corporation with principal executive offices located at 111 South Wacker Drive, 34th Floor, Chicago, Illinois.

---

[1] Harbor Funds is an open-end management investment company registered under the ICA and is comprised of twenty-nine funds, including Harbor International Fund. Harbor Funds comprises the entire Harbor Funds complex and is overseen by an eight-member Board of Trustees (the "Board"). Harbor Funds is a Delaware statutory trust with principal executive offices located at 111 South Wacker Drive, 34th Floor, Chicago, Illinois.

**BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT
INDUSTRY AND THE PURPOSE OF SECTION 36(b)**

10.   A mutual fund is typically created and managed by a pre-existing organization known as an investment adviser that generally supervises the daily operation of the fund and often selects affiliated persons to serve on the fund's board of trustees. Congress recognized as early as 1935 that because a typical mutual fund is organized by its investment adviser which provides it with almost all of its management services, and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter, sever its relationship with the adviser.

11.   Because of this relationship in the mutual fund industry, there is no arm's-length bargaining. As a result, in 1940, Congress enacted the ICA. The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated, [and] managed, ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]." As stated in the ICA:

> [T]he *national public interest and the interest of investors are adversely affected
> ... when investment companies are organized, operated, [and] managed ... in the
> interest of ... investment adviser, ... rather than in the interest of [shareholders]*
> ... [or] when investment companies ... are not subjected to adequate independent
> scrutiny.

ICA section 1(b)(2), (5); 15 U.S.C. §80a-1(b).

12.   During the 1960s, Congress realized that investment advisers to equity mutual funds were charging those funds excessive fees. Thus, Congress added Section 36(b) to the ICA in 1970. This provision created a federal cause of action for breach of fiduciary duty by investment advisers. Section 36(b) states in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to
> have a fiduciary duty with respect to the receipt of compensation for services, or

of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. *An action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company, against such investment adviser, or an affiliated person of such investment advisor ... for breach of fiduciary duty in respect to such compensation* or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

DEFENDANT HARBOR CAPITAL CHARGES HARBOR INTERNATIONAL FUND EXCESSIVE FEES

13.   The test for determining whether fee compensation paid to defendant Harbor Capital violates Section 36(b) is essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in light of all the surrounding circumstances.   Thus, an adviser violates Section 36(b) if it charges a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining.

14.   As further detailed herein, the investment management fees defendant Harbor Capital charged Harbor International Fund were so excessive that they were in breach of defendant Harbor Capital's Section 36(b) fiduciary duty to Harbor International Fund.   The excessiveness of the fees are demonstrated by, inter alia: (i) the nature and quality of services provided to Harbor International Fund and its security holders in exchange for the investment management fees; (ii) the failure of defendant Harbor Capital to adequately pass economies-of-scale savings on to Harbor International Fund and its security holders, and the retention of those economies-of-scale savings by defendant Harbor Capital; (iii) the costs and profitability of defendant Harbor Capital's investment management services; and (iv) the failure of the Board to exercise the requisite level of care and conscientiousness in approving the fees paid pursuant to the Advisory Agreement between defendant Harbor Capital and Harbor International Fund.

The Nature and Quality of the Investment Management Services Performed by Defendant Harbor Capital Do Not Justify Defendant Harbor Capital's Fee

15.   The Advisory Agreement tasks defendant Harbor Capital with managing the investment and reinvestment of Harbor International Fund's assets. The Advisory Agreement states that defendant Harbor Capital must fulfill the following general responsibilities:

> ***You will regularly provide the Fund with investment research, advice and supervision and will furnish continuously an investment program for the Fund*** consistent with the investment objectives and policies of the Fund. ***You will determine what securities and other financial instruments shall be purchased for the Fund, what securities and other financial instruments shall be held or sold by the Fund, and what portion of the Fund's assets shall be held uninvested***, subject always to the provisions of the Trust's Declaration of Trust and By-Laws and of the Investment Company Act of 1940, as amended (the "Investment Company Act"), and to the investment objectives, policies and restrictions of the Fund, as each of the same shall be from time to time in effect, and subject, further to such policies and instructions as the Trustees may from time to time establish. You shall advise and assist the officers of the Trust in taking such steps as are necessary or appropriate to carry out the decisions of the Trustees and the appropriate committees of the Trustees regarding the conduct of the business of the Trust insofar as it relates to the Fund.

16.   Rather than providing the majority of the investment management services directly to Harbor International Fund and other Harbor Funds, defendant Harbor Capital subcontracts with others to provide the services at a fraction of the fee charged to the Harbor Funds. In particular, defendant Harbor Capital subcontracts its investment management duties on behalf of Harbor International Fund to Northern Cross pursuant to a Sub-Advisory Agreement dated July 2013 (the "Sub-Advisory Agreement"). The Sub-Advisory Agreement requires Northern Cross to fulfill the below general responsibilities, which are practically identical to the responsibilities outlined above in defendant Harbor Capital's Advisory Agreement with Harbor International Fund:

> ***You will regularly provide the Fund with advice concerning the investment management of that portion of the Fund's assets that are allocated to you***, which advice shall be consistent with the investment objectives and policies of the Fund as set forth in the Fund's Prospectus and Statement of Additional

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Information and any investment guidelines or other instructions received in writing from the Adviser. The Board of Trustees or the Adviser may, from time to time, make additions to and withdrawals from the assets of the Fund allocated to you. *You will determine what securities shall be purchased for such portion of the Fund's assets, what securities shall be held or sold by such portions of the Fund's assets, and what portion of such assets shall be held uninvested*, subject always to the provisions of the Trust's Declaration of Trust and By-Laws, and to the investment objectives, policies and restrictions of the Fund, as each of the same shall be from time to time in effect as set forth in the Fund's Prospectus and Statement of Additional Information, or any investment guidelines or other instructions received in writing from the Adviser, and subject, further, to such policies and instructions as the Board of Trustees may from time to time establish and deliver to you. In accordance with paragraph 5, you or your agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities with brokers or dealers selected by you for that portion of the Fund's assets for which you serve as subinvestment adviser.

17.   In addition to limiting defendant Harbor Capital's role to general oversight and supervising Northern Cross, the Advisory Agreement limits defendant Harbor Capital's exposure to liability. In particular, defendant Harbor Capital is not liable for any investment decision made by Northern Cross. The Advisory Agreement contains the following language regarding defendant Harbor Capital's liability exposure as it pertains to assets managed by Northern Cross:

Limitation of Liability of Adviser: *You shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates*, except a loss resulting from willful misfeasance, bad faith or gross negligence on your part in the performance of your duties or from reckless disregard by you of your obligations and duties under this Agreement. *Any person, even though also employed by you, who may be or become an employee of and paid by the Trust or the Fund shall be deemed, when acting within the scope of his employment by the Trust, to be acting in such employment solely for the Trust and not as your employee or agent*.

18.   Defendant Harbor Capital shares its supervisory role with the Board, which further limits defendant Harbor Capital's responsibilities. According to the Statement of Additional Information for Harbor International Fund, the Board oversees Harbor International Fund's activities, monitors the quality of services provided to Harbor International Fund, and reviews Harbor International Fund's investment performance.

19.   Defendant Harbor Capital subcontracting its investment management duties to Northern Cross has no effect on the management fees it charges Harbor International Fund. Rather, the management fees are based on a stated percentage of Harbor International Fund's average daily net asset value. As such, the investment management fees are not based on the services actually rendered or defendant Harbor Capital's costs in providing services to Harbor International Fund. The Harbor International Fund paid defendant Harbor Capital over *$225 million* in advisory fees for the 2012 fiscal year, over *$100 million* of which went to defendant Harbor Capital for doing almost no work. Defendant Harbor Capital's stated fee schedule with Harbor International Fund is as follows:

Fund	Stated Advisory Fee Percentage Fees Paid to Harbor Capital	Fees Paid to Harbor Capital
Harbor International Fund	0.75% for the first $12 billion; 0.65% for all assets above $12 billion	$225,477

* All figures in thousands

20.   In exchange for its services, defendant Harbor Capital in turn pays fees to Northern Cross. While Harbor International Fund paid defendant Harbor Capital over *$225 million* in advisory fees for the 2012 fiscal year, Northern Cross was paid just under *$125 million*. Accordingly, defendant Harbor Capital retained approximately *$100.5 million* of the fees paid to it by Harbor International Fund in exchange for its supervisory services in 2012. The retained fees represented over *81%* of the fees paid to Northern Cross for actually managing Harbor International Fund's portfolios. The following table reflects the material difference in the fees defendant Harbor Capital charged Harbor International Fund, and the fees defendant Harbor Capital paid Northern Cross for substantially the same service in 2012:

Fund	Year	Net Paid to Harbor Capital (Net of Waivers)	Net Paid to Subadvisers	Fees Retained by Harbor Capital	Harbor Capital Fees as a Percentage of Subadviser's Fees
Harbor International Fund	2012	$225,477	$124,899	$100,578	81%

All figures in thousands

21.   Accordingly, despite the fact that Northern Cross manages 100% of Harbor International Fund's assets, Northern Cross charges defendant Harbor Capital fees that represent just a fraction of the total fees that defendant Harbor Capital charges Harbor International Fund. Although the Advisory Agreement tasks defendant Harbor Capital with the responsibility of assigning, overseeing, and evaluating the assets managed by Northern Cross, these responsibilities are minimal compared to the day-to-day responsibilities of managing Harbor International Fund's portfolio, and are worth even less when taking into account defendant Harbor Capital's limitation of liability for Northern Cross's actions and defendant Harbor Capital sharing its supervisory role with the Board.

Economies of Scale Enjoyed in Connection with the Investment Management Services Were Not Passed on to Harbor International Fund as Required by Section 36(b)

22.   The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is one of the principal causes of excessive fees. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. The work required to operate a mutual fund does not increase proportionately with the assets under management. Investment management efforts, the most important (and most expensive) input into portfolio management, do not increase along with portfolio size. A portfolio manager can invest $1 billion nearly as easily as $10 billion, and $10 billion nearly as easily as $50 billion. Economies of scale should lead to lower fees as assets under management increase.

23.   The existence of economies of scale in the mutual fund industry has been confirmed by both the U.S. Securities Commission ("SEC") and the Government Accountability Office. Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of management services.

24.   Although significant economies of scale exist for Harbor International Fund, the associated cost savings largely have been appropriated for the benefit of defendant Harbor Capital rather than being shared with Harbor International Fund. Defendant Harbor Capital's fee schedule is not designed for Harbor International Fund and its security holders to take advantage of the savings arising from economies of scale. As the following table shows, defendant Harbor Capital has charged the same fee rates to Harbor International Fund since March 2006 despite Harbor International Fund's significant growth through additional investments since that time:

Fund	Management Fee Percentage	Rate since	Net Assets at Initiation	Current Net Assets	Asset Growth since Initiation
Harbor International Fund	0.75% for the first $12 billion; 0.65% for all assets above $12 billion	March 2006	$15,316,555	$48,005,212	213%

* *All figures in thousands*

25.   The investment management fees paid to defendant Harbor Capital are disproportionate to the value of services rendered, and therefore excessive, especially when considering the excess profits resulting from economies of scale. The economies of scale enjoyed by defendant Harbor Capital with respect to Harbor International Fund have not been adequately shared with Harbor International Fund, as required by Section 36(b), in breach of defendant Harbor Capital's Section 36(b) fiduciary duty to Harbor International Fund with respect to such compensation.

The Costs and Profitability of Providing Investment Management Services Does Not Justify Defendant Harbor Capital's Excessive Fees

26.   Defendant Harbor Capital's incremental costs of providing management services to Harbor International Fund are not substantial, while the additional fees received by defendant Harbor Capital are unreasonable and hugely excessive given that the nature, quality, and level of the services remain the same as assets under management grow. While fees of 0.75% or less may seem inconsequential, these percentages translate into substantial fees when applied to Harbor International Fund's assets in the tens of billions of dollars. In fiscal year 2012 alone, defendant Harbor Capital was paid a total of over *$225 million* in investment management fees from Harbor International Fund. Of that sum, defendant Harbor Capital paid Northern Cross just under $125 million for sub-advisory services, retaining approximately *$100.5 million* for itself.

27.   The true cost of investment management services should correlate to the fees charged by Northern Cross. In fact, as an external, for-profit sub-adviser, the fees charged by Northern Cross to defendant Harbor Capital include Northern Cross's costs plus, presumably, a reasonable profit. While Northern Cross's fee is much smaller than defendant Harbor Capital's fee, upon information and belief, Northern Cross still makes a profit.

28.   Defendant Harbor Capital's markup for its investment management resulted in fees that are disproportionate to services rendered, could not be the product of negotiations conducted at arm's-length, and therefore constitute a breach of defendant Harbor Capital's fiduciary duty to Harbor International Fund with respect to the receipt of such compensation.

The Board Was Not Acting Conscientiously in Approving Defendant Harbor Capital's Investment Management Fees

29.   Fund trustees have a fiduciary duty to mutual funds and to their shareholders (who, individually, have no power to negotiate such fees for the funds) to negotiate fees that are both beneficial to the mutual funds and are comparable to fees that would be negotiated at arm's-

length. For the reasons discussed herein, the Board was not acting consistent with its fiduciary duty when it approved defendant Harbor Capital's excessive investment management fees, and allowed these fees to continue.

30. Each of the funds in the Harbor Fund complex, which is comprised of twenty-nine funds, is governed by the Board. The Board is composed of eight trustees, who meet, oversee, and make decisions for all the funds in the Harbor Funds complex. The Board's purportedly independent members are compensated for their services. As a result of the compensation they receive, Board membership in the Harbor Fund complex is a lucrative part-time job for the fund trustees. In 2012 alone, the trustees for the funds in the Harbor Funds complex received total compensation in the following amounts[2]:

Trustee	Total Compensation in 2012
Raymond J. Ball	$195,000
Donna J. Dean	$185,000
John P. Gould	$185,000
Randall A. Hack	$185,000
Rodger F. Smith	$225,000

31. The Board has a separate and distinct fiduciary duty to each mutual fund in the Harbor Funds complex to enter into serious and substantive negotiations with respect to all fees charged by advisers, including defendant Harbor Capital. Correspondingly, defendant Harbor Capital has a reciprocal fiduciary duty to each mutual fund under its management to assure that the fees it charges for services rendered are reasonably related to the services provided and correspond with fees that would be charged in an arm's-length negotiation.

---

[2] David G. Van Hooser ("Van Hooser") is an Interested Trustee and so did not receive any compensation for his service as a trustee. Van Hooser is President, Director, and Chairman of the Board of the Trust and he also holds the following positions at Harbor Capital: Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and a director. Moreover, the Harbor Funds complex recently added two new trustees for whom compensation has not yet been disclosed.

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32.   The trustees are supposed to be "watchdogs" for Harbor International Fund's security holders. The trustees, however, cannot properly monitor Harbor International Fund because they are charged with the oversight of twenty-nine funds in the Harbor Funds complex. Each fund has its own lengthy prospectus, regulatory filings, and compliance issues to review.

33.   Furthermore, even if statutorily "non-interested," the trustees are in all practical respects dominated and unduly influenced by defendant Harbor Capital in reviewing the fees paid by Harbor International Fund and its security holders. The trustees' continuation in the role of an independent trustee from year-to-year, and the compensation they earn, is at least partially dependent on the continued good will and support of defendant Harbor Capital and Van Hooser, who serves as both a trustee on the Board and as the CEO, CFO, and director of defendant Harbor Capital.

34.   As discussed above, truly independent boards acting conscientiously would not have tolerated the investment management fees charged by defendant Harbor Capital if they had obtained adequate information regarding, among other things: (i) the services provided by Northern Cross, and the fees Northern Cross charged for such services, as compared to the investment management fees that defendant Harbor Capital charged for its minimal services; (ii) the economies of scale enjoyed by defendant Harbor Capital; and (iii) the profitability of Harbor International Fund to defendant Harbor Capital.

35.   Accordingly, given the reasons above, the Board did not act conscientiously and therefore breached its fiduciary duty when it approved defendant Harbor Capital's investment management fees. The Board's lack of conscientiousness resulted in fees that are disproportionate to the value of the services rendered.

COUNT I

Against Defendant Harbor Capital Pursuant to Section 36(b)
Derivatively on Behalf of Harbor International Fund
(Investment Management Fees)

36.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

37.   Defendant Harbor Capital had a fiduciary duty to Harbor International Fund and its investors with respect to the receipt of compensation for services and payments of a material nature made by and to defendant Harbor Capital.

38.   The fees charged by defendant Harbor Capital for providing investment management services to Harbor International Fund breached defendant Harbor Capital's fiduciary duty to Harbor International Fund with respect to such compensation.

39.   This Count is brought by plaintiff derivatively on behalf of Harbor International Fund against defendant Harbor Capital for breach of its fiduciary duties with respect to the receipt of compensation as defined by Section 36(b).

40.   The excessive fees received by defendant Harbor Capital were in breach of its fiduciary duties to Harbor International Fund with respect to such compensation. By reason of the conduct described in this Complaint, defendant Harbor Capital violated Section 36(b).

41.   As a direct, proximate, and foreseeable result of defendant Harbor Capital's breach of fiduciary duties in its role as investment adviser to Harbor International Fund and its investors, Harbor International Fund and its shareholders have sustained tens of millions of dollars in damages.

42.   In charging and receiving inappropriate, unlawful, and excessive compensation, and in failing to put the interests of plaintiff, and other security holders of Harbor International

Fund ahead of its own interests, defendant Harbor Capital has breached and continues to breach its statutory fiduciary duty to plaintiff in violation of Section 36(b).

43.   Plaintiff seeks, pursuant to Section 36(b)(3), the actual damages resulting from the breach of fiduciary duty by defendant Harbor Capital, up to and including, the amount of compensation or payments received from Harbor International Fund and earnings that would have accrued to plaintiff had that compensation not been paid.

44.   Alternatively, plaintiff seeks rescission of the contracts and restitution of all the excessive fees paid pursuant thereto. *See* ICA section 47(b), 15 U.S.C. §80a-46.   When a violation of the ICA has occurred, a court may order that the Advisory Agreement between defendant Harbor Capital and Harbor International Fund, on behalf of Harbor International Fund, be rescinded, thereby requiring restitution of all investment management fees paid to it by Harbor International Fund from one year prior to the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

A.   An order declaring that defendant Harbor Capital has violated and continues to violate Section 36(b) through the receipt of fees from Harbor International Fund that breach defendant Harbor Capital's fiduciary duty with respect to the receipt of compensation;

B.   An order preliminarily and permanently enjoining defendant Harbor Capital from further violations of the ICA;

C.   An order awarding compensatory damages on behalf of Harbor International Fund against defendant Harbor Capital, including repayment of all unlawful and/or excessive investment management fees paid to it by Harbor International Fund or its security holders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiff reserves the right to seek punitive damages where applicable;

D.   An order rescinding the Advisory Agreement between defendant Harbor Capital and Harbor International Fund, including restitution of the excessive investment management fees paid to defendant Harbor Capital by Harbor International Fund from a period commencing one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law; and

E.   Such other and further relief as may be just and proper under the circumstances.

JURY TRIAL DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: February 4, 2014   LASKY & RIFKIND, LTD.

/s/ Norman Rifkind
_____

NORMAN RIFKIND
AMELIA S. NEWTON
351 W. Hubbard Street, Suite 401
Chicago, IL 60654
Telephone: (312) 634-0057
Facsimile: (312) 634-0059

Local Counsel for Plaintiff

ROBBINS ARROYO LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
EDWARD B. GERARD
JUSTIN D. RIEGER
600 B Street, Suite 1900
San Diego, CA 92101

Telephone: (619) 525-3990
Facsimile: (619) 525-3991
brobbins@robbinsarroyo.com
soddo@robbinsarroyo.com
egerard@robbinsarroyo.com
jrieger@robbinsarroyo.com

Attorneys for Plaintiff

927667

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VERIFICATION

I, Terrence Zehrer, hereby declare as follows:

I am the plaintiff in the within entitled action. I have read the Verified Complaint. Based upon discussions with and reliance upon my counsel, and as to those facts of which I have personal knowledge, the Verified Complaint is true and correct to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Signed and Accepted:

Dated: 2/3/14



TERRENCE ZEHRER